

December 16, 2013

Via Facsimile
Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

>   **RE: Flexible Solutions International, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed your response letter dated December 2, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated October 30, 2013. It appears that these acknowledgements were not provided with your response letter dated December 2, 2013. Please provide the requested acknowledgements in writing with your next response letter signed by management.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Results of Operations, page 14

2. We have reviewed your response to prior comment one from our letter dated October 30, 2013. Your response indicates that the only line item in your statement of operations which has more than one reason for the change is sales. While we agree that you need not recite the amounts of changes from year to year, your discussion should attempt to quantify the extent to which increases/decreases in volume, prices, and raw material inflation pass-through contributed to the increase or decrease in sales, gross profit and operating profit (loss) at the consolidated level and the reportable segment level. Please also quantify the impact of any other factors, if any, disclosed as materially impacting sales, gross profit and operating profit (loss) for each period presented at the consolidated level and the segment level. Ensure your segment discussion includes the factors that have led to the continual segment losses in your EWCP segment. Please provide us draft disclosure to be included in future filings. Please refer to Item 303(a) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Capital Resources and Liquidity, page 15

3. We note that you plan to respond separately to prior comment two from our letter dated October 30, 2013 and we look forward to receiving your response. Regarding your liquidity disclosure, please provide draft disclosure to be included in future filings, that addresses the following:
   *   You state that you do not know of any trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way and that you do not know of any significant changes in your expected sources and uses of cash other than as disclosed in your report. Please disclose all relevant information within your capital resources and liquidity section instead of limiting your disclosure by stating "other than as disclosed in this report." See Item 303(a)(1) of Regulation S-K.
   *   Separately discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. For example, considering the significant impact inventories and depreciation had on your operating cash flows, your revised disclosure should specifically discuss the factors contributing to these changes and whether or not these changes represent anticipated trends in inventory levels or depreciation.

Item 8. Financial Statements and Supplementary Data, page 16

Note 14 - Segmented, Significant Customer Information and Economic Dependency, page F-20

4. We have reviewed your response to prior comment four from our letter dated October 30, 2014. We note that you referenced the Form 10-Q for the quarter ended September 30, 2013; however, you still have not reconciled the total of your reportable segments' assets to your consolidated assets on page 17 of the Form 10-Q for the quarter ended September 30, 2013. Instead it appears you have reconciled to the amount of capital expenditures made on assets during each period presented. As we previously requested, please provide draft disclosure to be included in future filings that reconciles the total of your reportable segments' assets to your consolidated assets for each period presented. Refer to FASB ASC 280-10-50-30(c).

Item 11. Executive Compensation, page 20

Summary Compensation Table, page 20

5. We note that you plan to respond separately to prior comment 8 from our letter dated October 30, 2013 and we look forward to receiving your response. We note that Mr. O'Brien's salary increased by approximately 250% from 2011 to 2012. As previously requested, in future filings, please include narrative disclosures necessary to understand the basis for Mr. O'Brien's salary and any material changes in compensation of your executive officers from year to year. See Item 402(o) of Regulation S-K. Please show us supplementally what your revised disclosure would have looked like for 2012.

6. We note that you plan to respond separately to prior comment 9 from our letter dated October 30, 2013 and we look forward to receiving your response. We note your footnote (1) to the Summary Compensation Table, which says that the amount reflected in the table includes "cash and non-cash" base salary earned. Please revise in future filings to elaborate on any non-cash compensation received instead of any amount of salary that is foregone at the election of the officer. Also include a reference to narrative disclosure that describes the material terms of any award of non-cash compensation in the footnote and provide such narrative disclosure. Please show us supplementally what your revised disclosure would have looked like for 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant